

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Michelin House, 81 Fulham Road, London SW3 6RD
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BROYD 44 207 838 6526
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/4

OATH OR AFFIRMATION

I, RICHARD BROYD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MAST SERVICES LLC, as of 31 DECEMBER, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Signature

CEO

Title

SUBSCRIBED AND SWORN AT LONDON, ENGLAND THIS 23RD DAY OF FEBRUARY 2007 BEFORE ME:

Notary Public

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAST Services LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2006

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
MAST Services LLC

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company") as of December 31, 2006, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAST Services LLC at December 31, 2006, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2007

MAST Services LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 693,255
Receivables from clients	29,696
Receivables from affiliates	496,483
Prepaid expenses	3,441
Total assets	$ 1,222,875
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$ 370,570
Accounts payable and accrued expenses	36,173
Total liabilities	406,743
Member's equity:	
Member's equity	1,287,259
Accumulated deficit	(471,127)
Total member's equity	816,132
Total liabilities and member's equity	$ 1,222,875

See accompanying notes.

MAST Services LLC

Statement of Income (Loss)

Year Ended December 31, 2006

Revenues	
Consulting fees	$ 1,920,476
Total revenues	1,920,476
Expenses	
Compensation and benefits	1,615,663
Management fees	42,543
Intercompany charges	315,968
Office expenses	21,527
Travel	142,543
Professional fees	149,510
Occupancy	132,700
Other expenses	52
Total expenses	2,420,506
Net loss	$ (500,030)

See accompanying notes.

MAST Services LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2006

	Members' Equity	Accumulated Profit/(Deficit)	Total
Balance at December 31, 2005	$ 1,287,259	$ 28,903	$ 1,316,162
Net loss	–	(500,030)	(500,030)
Balance at December 31, 2006	$ 1,287,259	$ (471,127)	$ 816,132

See accompanying notes.

MAST Services LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (500,030)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables from clients	(6,075)
Receivables from affiliates	666,016
Prepaid expenses	(2,588)
Increase (decrease) in:	
Accrued compensation and benefits	41,604
Accounts payable and accrued expenses	(3,875)
Net cash provided by operating activities	695,082
Net increase in cash	195,052
Cash at beginning of year	498,203
Cash at end of year	$ 693,255

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MAST Services LLC (the Company) is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers Inc. The Company is engaged primarily in providing advisory and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of MAST Global Limited (the Parent).

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Therefore, all items of income, expense and tax credits are passed through to the individual members.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable. The Company's risk with respect to accounts receivable is minimized by the credit worthiness of the Company's clients. The Company performs periodic credit evaluations of its clients' financial condition and generally does not require collateral. Two largest clients accounted for 33% and 24%, respectively, of the Company's revenue in 2006.

2. Benefits

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership (MCGLP), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $286,512 that was $259,394 in excess of its required net capital of $27,118.

4. Related Party Transactions

The Company paid $132,700 to MCGLP during 2006 for rental arrangements for various furniture, fixtures and leasehold improvements and office services. The Company recognized revenues of $1,662,976 for services provided as a subcontractor to MCGLP for consulting their clients. As of December 31, 2006, the Company had a net amount due from MCGLP of $496,483.

Intercompany charges of $315,968 represent the Company's share of charges from MCGLP for corporate services provided by MCGLP to its subsidiaries.

Management fee of $42,543 represents fee charged by MAST Global Limited for management services provided to the Company.

5. New Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (the Interpretation). The Interpretation establishes for all entities, including pass-through entities such as the Partnership, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company continues to evaluate the application of the Interpretation to the Company, and is any impact in future financial statements has not yet been determined.

Supplemental Information

Schedule I

MAST Services LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total member's equity		$ 816,132
Total regulatory capital		$ 816,132
Deductions and/or charges:		
Nonallowable assets:		
Receivables from clients	$ 29,696	
Receivables from affiliates	496,483	
Prepaid expenses	3,441	
Total deductions and/or charges		$ 529,620
Net capital		$ 286,512
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregated indebtedness)		$ 27,118
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 27,118
Excess net capital		$ 259,394

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2006 Part IIA FOCUS filing.

Schedule II

MAST Services LLC

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report



■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5

Board of Directors
MAST Services LLC

In planning and performing our audit of the financial statements and supplemental schedules of MAST Services LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with the auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2007

END